

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mary E. Meixelsperger
Chief Financial Officer
Valvoline, Inc.
100 Valvoline Way
Lexington, KY 40509

    Re: Valvoline, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2016
              Filed December 19, 2016
              File No. 1-37884

Dear Ms. Meixelsperger:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Terence O'Brien
                                        Branch Chief
                                          Office of Manufacturing and
                                          Construction